Filed pursuant to Rule 253(g)(2)

File No. 024-10810

EMERALD HEALTH PHARMACEUTICALS INC.

FINAL OFFERING CIRCULAR SUPPLEMENT NO. 4

to the Offering Circular qualified on June 7, 2019

 Dated: February 13, 2020

This offering circular supplement no. 4 (this “Supplement”) relates to the offering circular of Emerald Health Pharmaceuticals Inc. (the “Company”), filed on May 30, 2019 as qualified by the Securities and Exchange Commission on June 7, 2019, and as supplemented on June 27, 2019, July 29, 2019 and November 22, 2019 (the “Offering Circular”). The purpose of this Supplement is to provide the following updated disclosure on our Offering Circular cover page regarding the minimum investment we will accept from an investor.

The cover page and all references in the Offering Circular modify the minimum investment as follows:

We are selling our Shares on a “best efforts” basis through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (the Securities Act), and we intend to sell the Shares either directly to investors or through registered broker-dealers who are paid commissions. This Offering will terminate on the earlier of (i) March 25, 2020, (ii) the date on which the Maximum Amount is sold, or (iii) when the Board of Directors of the Company elects to terminate the Offering (in each such case, the Termination Date). Investor funds will be deposited into an escrow account established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. If, on a closing date, we have sold less than the Maximum Amount, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Amount or (ii) the Termination Date. There is no aggregate minimum requirement for escrow account proceeds to be released to us in the Offering, therefore, we reserve the right, subject to applicable securities laws, to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, including without limitation, research and development expenses, offering expenses, working capital and general corporate purposes and, prior to our use of the proceeds, other uses, including short-term, interest-bearing related party and capital preservation investments, as more specifically set forth in the “Use of Proceeds” section of this Offering Circular. The minimum investment amount from an investor is $2,502 for the purchase of 417 shares; however, we expressly reserve the right to waive this minimum in the sole discretion of our management.